SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InSite Vision Incorporated

(Name of Subject Company (Issuer))

Thea Acquisition Corp.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

Ranbaxy, Inc.

(Name of Filing Persons (Parent of Offeror))

Sun Pharmaceutical Industries Ltd.

(Name of Filing Persons (Other Party))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457660108

(CUSIP Number of Class of Securities)

Stephen J. Manzano

Group Vice President, General Counsel, Secretary & Corporate Compliance

Sun Pharma Corporate Services, North America

Sun Pharmaceutical Industries, Inc.

3 Skyline Drive, Hawthorne, NY 10532

Telephone: (914) 345-9001

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David Connolly

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$58,915,291	$6,846

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $0.35, the per share tender offer price, by 168,329,402 shares of common stock of InSite Vision Incorporated, which includes (a) 131,951,033 shares of common stock issued and outstanding, (b) 23,333,902 shares of common stock issuable upon exercise of warrants issued by InSite, and (c) 13,044,467 shares of common stock subject to outstanding stock options with an exercise price less than $0.35, in each case as of September 23, 2015. The calculation of the filing fee is based on information provided by InSite as of September 23, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Thea Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”), which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”) and the ultimate parent of Ranbaxy and the Purchaser, and Ranbaxy and Sun Pharma. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), of InSite Vision Incorporated, a Delaware corporation (“InSite”), at a price of $0.35 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 29, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated as of September 28, 2015 (as amended and restated, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among InSite, Ranbaxy, and the Purchaser, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is InSite. Its principal executive office is located at 965 Atlantic Avenue, Alameda, CA 94501, and its telephone number is (510) 865-8800.

(b) This Schedule TO relates to InSite’s shares of common stock, par value $0.01 per share. According to InSite, as of the close of business on September 23, 2015, there were (i) 131,951,033 Shares issued and outstanding, (ii) no Shares held in the treasury of InSite, (iii) 23,226,342 Shares issuable upon exercise of outstanding options awarded under InSite’s stock plans and (iv) 23,333,902 Shares issuable pursuant to warrants to purchase Shares.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction,” “Summary Term Sheet,” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United

States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with InSite,” “Purpose of the Offer; Plans for InSite; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with InSite,” “Purpose of the Offer; Plans for InSite; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with InSite,” “Purpose of the Offer; Plans for InSite; Other Matters,” “Merger Agreement; Other Agreements,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser,” “Purpose of the Offer; Plans for InSite; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for InSite; Other Matters,” “Merger Agreement; Other Agreements” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for InSite; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(b) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 29, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on September 29, 2015.*

(a)(5)(A)	Press release issued by Sun Pharmaceutical Industries Ltd. on September 15, 2015, originally filed as Exhibit (a)(5)(A) to Sun Pharmaceutical Industries Ltd.’s Schedule TO-C filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(a)(5)(B)	Press release issued by Sun Pharmaceutical Industries Ltd. on September 29, 2015.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated September 28, 2015, by and among InSite Vision Incorporated, Ranbaxy, Inc. and Thea Acquisition Corp., originally filed as Exhibit 2.1 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2015, which is incorporated herein by reference.

(d)(2)	Secured Note, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.1 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(3)	Security Agreement, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.2 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(4)	IP Security Agreement, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.3 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(5)	Mutual Non-Disclosure Agreement, dated January 31, 2014, by and between InSite Vision Incorporated and Sun Pharmaceutical Industries Ltd.*

(d)(6)	Amendment to Mutual Non-Disclosure Agreement, dated August 7, 2015, by and between InSite Vision Incorporated and Sun Pharmaceutical Industries Ltd.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2015

THEA ACQUISITION CORP.

By:	/s/ Zvi Albert

Name:	Zvi Albert
Title:	Treasurer

RANBAXY, INC.

By:	/s/ Zvi Albert

Name:	Zvi Albert
Title:	Chief Financial Officer

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sailesh Desai

Name:	Sailesh Desai
Title:	Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 29, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on September 29, 2015.*

(a)(5)(A)	Press release issued by Sun Pharmaceutical Industries Ltd. on September 15, 2015, originally filed as Exhibit (a)(5)(A) to Sun Pharmaceutical Industries Ltd.’s Schedule TO-C filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(a)(5)(B)	Press release issued by Sun Pharmaceutical Industries Ltd. on September 29, 2015.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated September 28, 2015, by and among InSite Vision Incorporated, Ranbaxy, Inc. and Thea Acquisition Corp., originally filed as Exhibit 2.1 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2015, which is incorporated herein by reference.

(d)(2)	Secured Note, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.1 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(3)	Security Agreement, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.2 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(4)	IP Security Agreement, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.3 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(5)	Mutual Non-Disclosure Agreement, dated January 31, 2014, by and between InSite Vision Incorporated and Sun Pharmaceutical Industries Ltd.*

(d)(6)	Amendment to Mutual Non-Disclosure Agreement, dated August 7, 2015, by and between InSite Vision Incorporated and Sun Pharmaceutical Industries Ltd.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.